Exhibit 12.1
Ormat Technologies, Inc.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars)

	Nine Months
	Ended September	Year Ended December 31,
	30, 2011	2010	2009	2008	2007	2006
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income before income taxes, minority interest, and equity in income of investees	$102	$30,782	$78,360	$49,098	$20,574	$37,517
Less:
Interest capitalized	(8,549)	(9,493)	(27,395)	(21,312)	(6,835)	(8,080)
Add:
Fixed charges deducted from earnings (see below)	64,786	52,374	46,044	38,665	35,751	40,974
Distributed income of equity investees	—	3,734	—	2,435	9,787	4,503

Earnings available to cover fixed charges	$56,339	$77,397	$97,009	$68,886	$59,277	$74,914

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$62,980	$49,966	$43,636	$36,257	$33,818	$39,041
Interest within rent expense	1,806	2,408	2,408	2,408	1,933	1,933

Fixed charges	$64,786	$52,374	$46,044	$38,665	$35,751	$40,974

Ratio of Earnings to Fixed Charges	0.87	1.48	2.11	1.78	1.66	1.83